UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10

GENERAL FORM FOR REGISTRATION OF SECURITIES

Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

China Travel Resort Holdings, Inc.

(Exact name of Issuer as specified in its charter)

Nevada	27-0141061
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

Room 207, Zhenhai Plaza, Building 10, No.319 Xiangjiang Road

High and New Tech Zone

Shijiazhuang, Hebei Province, China

Postal Code: 050000

 (Address of principal executive offices, including zip code)

0086-13909840703

(Issuer’s telephone number, including area code)

Copy of Communication to:

Bernard & Yam, LLP

401 Broadway Suite 1708

New York, NY 10013

Phone: 212-219-7783

Fax: 212-219-3604

SeaHAVN Corporation

(Former name or former address, if changed since last report.)

Securities to be registered pursuant to Section 12(b) of the Act: None

Securities to be registered pursuant to Section 12(g) of the Act:	Common Stock, Par Value $ 0.001
(Title of Class)

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large filer [ ] Accelerated filer [ ] Non-accelerated filer [ ] Smaller reporting company [X]

(Do not check if a smaller reporting company)

TABLE OF CONTENTS

Item 1.	Business
Item 1A.	Risk Factors
Item 2.	Management’s Discussion and Analysis and Results of Operation
Item 3.	Properties
Item 4.	Security Ownership of Certain Beneficial Owners and Management
Item 5.	Directors and Executive Officers
Item 6.	Executive Compensation
Item 7.	Certain Relationships and Related Transactions, and Director Independence
Item 8.	Legal Proceedings
Item 9.	Market Price of and Dividends on Common Equity and Related Stockholder Matters
Item 10.	Recent Sales of Unregistered Securities
Item 11.	Description of Registrant’s Securities to be Registered
Item 12.	Indemnification of Directors and Officers
Item 13.	Financial Statements and Supplementary Data
Item 14.	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure
Item 15.	Financial Statements and Exhibits

ITEM 1.  BUSINESS

CAUTION REGARDING FORWARD LOOKING STATEMENTS

This registration contains forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting the financial condition of our business. These forward-looking statements are subject to a number of risks including those discussed in Item 1A, uncertainties and assumptions, including, among other things:

the ability to successfully develop our business;

the ability to retain certain members of management;

our expectations regarding general and administrative expenses;

our expectations regarding cash availability and balances, capital requirements, anticipated revenue and expenses;

other factors detailed from time to time in filings with the SEC.

In addition, in this registration, we use words such as “anticipate,” “believe,” “plan,” “expect,” “future,” “intend,” and similar expressions to identify forward-looking statements.

We undertake no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise after the date of this registration. In light of these risks and uncertainties, the forward-looking events and circumstances discussed in this registration may not occur and actual results could differ materially from those anticipated or implied in the forward-looking statements.

OUR COMPANY

Summary

We engage in the business of selling tourist booklets, developing, managing and operating tourist sites and resorts in China through our Chinese operating entity Hebei Province Circum-Bohai Bay Tourism Development Share Co., Ltd. 河北省环渤海湾旅游开发股份有限公司 (“HPCB”). We sell the tourist booklets called “Beautiful China-Hebei Edition” which feature approximately 60 tourist sites in Hebei Province, China, particularly surrounding Bohai Bay Area, to promote participating tourist sites. We also manage and operate several tourist sites and facilities in Hebei Province, China, including Luquan Double-Dragon Forest Park, Shijiazhuang Yinfeng Mountain Park, Qizhaigou Scenic and Ecological Park, and the cable car station at Canglong Mountain.

Corporate History

We were originally incorporated in the State of Minnesota under the name NRG, Inc. On March 25, 1986, NRG, Inc. merged with Scientific Component Systems, Inc., a Minnesota corporation with NRG, Inc. as the surviving company after the merger. On October 28, 1986, NRG, Inc. changed its name to Scientific NRG Incorporated. On December 10, 1999, Scientific NRG Incorporated merged with NewBridge Capital, Inc., a Nevada corporation incorporated on July 22, 1999 with NewBridge Capital, Inc. as the surviving company after the merger. On May 2, 2005, NewBridge Capital, Inc changed the name to SeaHAVN Corporation. On April 18, 2007, SeaHAVN changed the name to Rusoil Corporation. On November 21, 2007, Rusoil Corporation changed the name to MinaMar International, Inc. On April 1, 2008, MinaMar International, Inc. changed the name to SeaHaven Corporation. On January 15, 2009, SeaHaven Corporation changed the name to China Travel Resort Holdings, Inc. On October 1, 2009, the Company carried out a 400 for 1 reverse split of its issued and outstanding common stock.

On December 22, 2009, the Company entered a share exchange agreement ("Share Exchange Agreement”) under which the Company issued 53,790,500 shares of its common stock, par value $ 0.001, to all of the shareholders of China Resort Holdings, Ltd., (“China Resort BVI”), a limited liability company organized under the laws of the Territory of the British Virgin Islands (“BVI”) in exchange for all of the issued and outstanding capital stock of China Resort BVI. Upon the completion of the share exchange, the Company became the sole shareholder of China Resort BVI and China Resort BVI became wholly owned subsidiary of the Company.

China Resort BVI was incorporated under the laws of the Territories of the British Virgin Islands (“BVI”) on November 21, 2007. On May 23, 2008, China Resort BVI acquired 80% of the issued and outstanding shares of Hebei Circum-Bohai Sea Tourism  Development Co., Ltd河北环渤海旅游开发有限公司(“HCBS”), which was a limited liability company formed under the laws of the

People’s Republic of China (‘PRC”). On October 16, 2012, HCBS entered into a series of contracts with Hebei Province Circum-Bohai Bay Tourism Development Share Co., Ltd. 河北省环渤海湾旅游开发股份有限公司 (“HPCB”), which was a limited liability company formed under the laws of People’s Republic of China. The series of contracts include an Exclusive Business Cooperation and Management Agreement, an Equity Pledge Agreement, an Exclusive Option Agreement and the power of attorney executed by the shareholders of HPCB. Under the Exclusive Consulting Agreement, HCBS provided consulting services to HPCB in areas of financing, management, marketing and public relations. HCBS’s compensation for the services provided under the Exclusive Business Cooperation and Management Agreement is the net income of HPCB, which also subject HCBS to the risk of assuming the loss of HPCB in the event that HPCB suffers net loss in any fiscal year. Additionally, under an Exclusive Option Agreement, the shareholders of HPCB have vested their voting rights to HCBS. In order to further reinforce HCBS’s rights, HPCB and their shareholders have granted HCBS, under the Exclusive Option Agreement, the exclusive right and option to acquire all of their equity interests in HPCB. Further, the shareholders of HPCB pledged all of their rights, titles and interests in HPCB to HCBS under the Equity Interest Pledge Agreement. The shareholders of HPCB also granted power of attorney to HCBS to exercise all the shareholder's rights and shareholder's voting rights.

Variable interest entity (VIE) is a term used by the United States Financial Accounting Standards Board in FIN 46 to refer to an entity (the investee) in which the investor holds a controlling interest that is not based on the majority of voting rights. A VIE is an entity meeting one of the following three criteria as elaborated in FASB ASC 810-10 [formerly FIN 46 (Revised)]:

1.

The equity-at-risk is not sufficient to support the entity's activities (e.g.: the entity is thinly capitalized, the group of equity holders possesses no substantive voting rights, etc.);

2.

As a group, the equity-at-risk holders cannot control the entity; or

3.

The economics do not coincide with the voting interests (commonly known as the "anti-abuse rule").

Under the above described contractual arrangements, HPCB became the variable interest entity of HCBS on October 16, 2012 upon the entry of the above described agreements.

Set forth below is our organizational chart:

Description of the Contractual Arrangements between HCBS and its Variable Interest Entity HPCB

On October 16, 2012, Hebei Circum-Bohai Sea Tourism  Development Co., Ltd河北环渤海旅游开发有限公司(“HCBS”) entered into a series of agreements with Hebei Province Circum-Bohai Bay Tourism Development Share Co., Ltd. 河北省环渤海湾旅游开发股份有限公司 (“HPCB”) and its shareholders, including an Exclusive Business Cooperation and Management Agreement, an Equity Interest Pledge Agreement, an Exclusive Option Agreement and the Power of Attorney.

(1) Exclusive Business Cooperation and Management Agreement

Under the Exclusive Business Cooperation and Management Agreement,  HPCB appoints HCBS as HPCB’ exclusive services provider to provide HPCB with complete business support, operational management and technical and consulting services to the extent permitted by the currently effective laws of China, which may include all services within the business scope of HPCB as may be determined from time to time by HCBS, such as but not limited to technical services, business consultations, equipment or property leasing and marketing consultancy.

HCBS shall be fully and exclusively responsible for the operation of HPCB, which includes the right to appoint and terminate members of Board of Directors and the right to hire managerial and administrative personnel etc. HCBS or its voting proxy shall make a shareholder’s resolution and a Board of Directors’ resolution based on the decision of HCBS. HCBS has the full and exclusive right to manage and control all cash flow and assets of HCBS. HCBS has the full and exclusive right to decide the use of the funds of HPCB. HCBS shall have the full and exclusive right to control and administrate the financial affairs and daily operation of HPCB, such as entering into and performance of contracts, and payment of fees and expenses etc.

HPCB further agrees that unless with HCBS's prior written consent, HPCB shall not accept any similar consultations and/or services provided by any third party and shall not establish similar corporation relationship with any third party regarding the matters contemplated by this agreement.

HPCB may enter into equipment or property leases with HCBS or any other party designated by HCBS which shall permit HPCB to use HCBS's relevant equipment or property based on the needs of the business of HPCB.

HPCB shall pay an annual service fee to HCBS in the equivalent amount of HPCB’ audited total amount of net income of such year (the “Annual Service Fee”).

If HPCB’ annual net income is zero, HPCB is not required to pay the Annual Service Fee; if HPCB sustains losses in any fiscal year, all such losses will be carried over to next year and deducted from next year’s Annual Service Fee. HCBS shall assume all operation risks of HPCB and bear all losses of HPCB. If HPCB has no sufficient funds to repay its debts, HCBS is responsible for paying off these debts on behalf of HPCB.

HCBS shall have exclusive and proprietary rights and interests in all rights, ownership, interests and intellectual properties arising out of or created during the performance of this Agreement, including but not limited to copyrights, patents, patent applications, software, technical secrets, trade secrets and others.

The term of this Agreement is 10 years. After the execution of this Agreement, both Parties are entitled to review this Agreement every 3 months to determine whether to amend or supplement the provisions in this Agreement based on the actual circumstances at that time. The term of this Agreement may be extended if confirmed in writing by HCBS prior to the expiration thereof. The extended term shall be determined by HCBS, and HPCB shall accept such extended term unconditionally. Unless renewed in accordance with the relevant terms of this Agreement, this Agreement shall be terminated upon the date of expiration hereof. During the term of this Agreement, unless HCBS commits gross negligence, or a fraudulent act, against HPCB, HPCB shall not terminate this Agreement prior to its expiration date. Nevertheless, HCBS shall have the right to terminate this Agreement upon giving 30 days' prior written notice to HPCB at any time.

Under the Exclusive Business Cooperation and Management Agreement, the amount of management is the net income of operating entity. To date, no management fee has been as the agreement was entered in October 2012.

(2) Equity Interest Pledge Agreement

As collateral security for the timely and complete payment and performance when due (whether at stated maturity, by acceleration or otherwise) of any or all of the payments due by HPCB, including without limitation the consulting and services fees payable to the HCBS under the Exclusive Business Cooperation and Management Agreement, HPCB’ shareholders pledge to HCBS a first security interest in all of HPCB’ shareholders’ right, title and interest in the Equity Interest of HPCB. Prior to the full payment of the consulting and service fees described in the Exclusive Business Cooperation and Management Agreement, without the HCBS’s written consent, HPCB’ shareholders shall not assign the Pledge or the Equity Interest in HPCB.

The term of this Agreement is conditioned upon the performance of the Exclusive Business Cooperation and Management Agreement and is terminated when the Exclusive Business Cooperation and Management Agreement is terminated.

(3) Exclusive Option Agreement

HPCB Shareholders grant HCBS an irrevocable and exclusive right to purchase, or designate one or more persons (each, a “Designee”) to purchase the equity interests in HPCB now or then held by HPCB Shareholders (regardless whether HPCB Shareholders’ capital contribution and/or percentage of shareholding is changed or not in the future) once or at multiple times at any time in part or in whole at HCBS's sole and absolute discretion to the extent permitted by Chinese laws

Unless an appraisal is required by the laws of China applicable to the Equity Interest Purchase Option when exercised by HCBS, the purchase price of the Optioned Interests (the “Equity Interest Purchase Price”) shall equal the actual capital contributions paid in the registered capital of HPCB by HPCB Shareholders for the Optioned Interests.

Without the prior written consent of HCBS, HPCB Shareholders shall not in any manner supplement, change or amend the articles of association and bylaws of HPCB, increase or decrease its registered capital, or change its structure of registered capital in other manners; HPCB Shareholders shall maintain HPCB' corporate existence in accordance with good financial and business standards and practices by prudently and effectively operating its business and handling its affairs.

Without the prior written consent of HCBS, HPCB Shareholders shall not at any time following the date hereof, sell, transfer, mortgage or dispose of in any manner any assets of HPCB or legal or beneficial interest in the business or revenues of HPCB, or allow the encumbrance thereon of any security interest; incur, inherit, guarantee or suffer the existence of any debt, except for (i) debts incurred in the ordinary course of business other than through loans; and (ii) debts disclosed to HCBS for which HCBS's written consent has been obtained.

HPCB Shareholders shall provide HCBS with information on HPCB’ business operations and financial condition at HCBS's request; without the prior written consent of HCBS, HPCB Shareholders shall not cause HPCB to provide any person with any loan or credit.

Without the prior written consent of HCBS, HPCB Shareholders shall not cause HPCB to execute any major contract, except the contracts in the ordinary course of business (for purpose of this subsection, a contract with a value exceeding RMB 100,000 shall be deemed a major contract).

If requested by HCBS, HPCB Shareholders shall procure and maintain insurance in respect of HPCB' assets and business from an insurance carrier acceptable to HCBS, at an amount and type of coverage typical for companies that operate similar businesses.

Without the prior written consent of HCBS, HPCB Shareholders shall not cause or permit HPCB to merge, consolidate with, acquire or invest in any person. HPCB Shareholders shall immediately notify HCBS of the occurrence or possible occurrence of any litigation, arbitration or administrative proceedings relating to HPCB' assets, business or revenue.

To maintain the ownership by HPCB of all of its assets, HPCB Shareholders shall execute all necessary or appropriate documents, take all necessary or appropriate actions and file all necessary or appropriate complaints or raise necessary and appropriate defenses against all claims.

Without the prior written consent of HCBS, HPCB Shareholders shall ensure that HPCB shall not in any manner distribute dividends to its shareholder, provided that upon HCBS’s written request, HPCB shall immediately distribute all distributable profits to its shareholder. At the request of HCBS, HPCB Shareholders shall appoint any persons designated by HCBS as the director and/or executive director of HPCB.

The term of this Agreement is 10 years.

 (4) Power of Attorney

Each shareholder of HPCB granted HCBS a Power of Attorney act on behalf of myself as their exclusive agent and attorney with respect to all matters concerning their Shareholding, including without limitation to: 1) attend shareholder’s resolution; 2) exercise all the shareholder's rights and shareholder's voting rights, including but not limited to the sale or transfer or pledge or disposition of their Shareholding in part or in whole; and 3) designate and appoint on behalf of them  the legal representative, the executive director and/or director, supervisor, the chief executive officer and other senior management members of HPCB.

HCBS shall have the power and authority to execute the Transfer Contracts stipulated in Exclusive Option Agreement and to effect the terms of the Share Pledge Agreement and Exclusive Option Agreement.

HCBS is entitled to re-authorize or assign its rights related to the aforesaid matters to any other person or entity at its own discretion and without giving prior notice to shareholder of HPCB or obtaining their consent.

Overview of Business

We mainly engage in the following business operations in China through our operating entity Hebei Province Circum-Bohai Bay Tourism Development Share Co., Ltd. 河北省环渤海湾旅游开发股份有限公司 (“HPCB”):

1.

Selling tourist booklets. We sell tourist booklet called “Beautiful China-Hebei Edition”, which feature approximately 60 tourist attractions and sites in Hebei Provine, particularly the areas surrounding Bohai Bay.

2.

Manage and operate tourist sites and facilities. We manage and operate several tourist sites in Hebei Province, China, including Luquan Double-Dragon Forest Park, Shijiazhuang Yinfeng Mountain Park and Qizhaigou Scenic and Ecological Park. We sell the tickets for the admission into these tourist sites. We also operate a cable car station in Cangyan Mountain.

3.

Tour bus rental service. We own certain tour buses and we rent them to institutional and individual customers and receive rental income from these customers.

Our Competitors

There are thousands of tourist sites and tourism management companies in China. Given the size of our operations and assets, we do not possess a significant share of the tourist market in China. We possess less than 1% of the total tourist market in China. Even in Hebei Province, we are not considered a major tourist site operator or a major ticket agency.

Research & Development

None.

Dependence on one or a few major customers

Our customers are individual tourists. None of the customers contributes to 1% or more of our gross revenue. Therefore, we do not depend on any major customer.

Government Regulations

Foreign Currency Exchange

Pursuant to the Foreign Currency Administration Rules promulgated on January 29, 1996 and amended on August 1, 2008, as well as various regulations issued by State Administration of Foreign Exchange (“SAFE”) and other relevant PRC government authorities, the RMB is freely convertible into a foreign currency for current account items, including trade-related receipts and payments, interest and dividends, but not for capital account items, such as direct equity investments, loans and repatriation of investment, unless prior approval from SAFE or a local branch has been obtained. Transactions that occur within the PRC must be settled in RMB. Almost all of our revenues will be settled in RMB and, any future restrictions on currency exchanges may limit our ability to use revenue generated in RMB to fund any future business activities outside China or to make dividend or other payments in U.S. dollars.

Environmental Regulation

The most significant environmental regulations applicable to us include the Environmental Protection Law of the PRC, the Law of the PRC on the Prevention and Control of Water Pollution, Implementation Rules of the Law of the PRC on the Prevention and Control of Water Pollution, the Law of the PRC on the Prevention and Control of Air Pollution, the Law of the PRC on the Prevention and Control of Solid Waste Pollution, and the Law of the PRC on the Prevention and Control of Noise Pollution.

Regulations on Labor

China adopted the Labor Contract Law and its implementation rules effective on January 1, 2008 and September 18, 2008, respectively.  The labor contract law and its implementation rules impose more stringent requirements on employers with regard to, among other things, minimum wages, severance payments and non-fixed term employment contracts, time limits for probation periods as well as the duration of and the times that an employee can be placed on a fixed term employment contract.

Sales and Marketing

We conduct direct sales and marketing through our own sales team. Currently we have sales team and they directly sell our services and products to customers.

Employees

As of July 31, 2013, we have 69 employees.

ITEM 1A.  RISK FACTORS

RISK FACTORS

AN INVESTMENT IN OUR COMMON STOCK IS SPECULATIVE AND INVOLVES A HIGH DEGREE OF RISK AND UNCERTAINTY. YOU SHOULD CAREFULLY CONSIDER THE RISKS DESCRIBED BELOW, TOGETHER WITH THE OTHER INFORMATION CONTAINED IN THIS REGISTRATION STATEMENT, INCLUDING THE CONSOLIDATED FINANCIAL STATEMENTS AND NOTES THERETO OF OUR COMPANY, BEFORE DECIDING TO INVEST IN OUR COMMON STOCK. THE RISKS DESCRIBED BELOW ARE NOT THE ONLY ONES FACING OUR COMPANY. ADDITIONAL RISKS NOT PRESENTLY KNOWN TO US OR THAT WE PRESENTLY CONSIDER IMMATERIAL MAY ALSO ADVERSELY AFFECT OUR COMPANY. IF ANY OF THE FOLLOWING RISKS OCCUR, OUR BUSINESS, FINANCIAL CONDITION AND RESULTS OF OPERATIONS AND THE VALUE OF OUR COMMON STOCK COULD BE MATERIALLY AND ADVERSELY AFFECTED.

We face significant competition and may suffer from a loss of users and customers as a result.

We expect to face significant competition in our business, particularly from other companies that seek to provide similar services. Many of these competitors have significantly greater financial resources and more personnel than we do. They may also have longer operating histories and more experience in attracting and retaining and managing customers. They may use their experience and resources to compete with us in a variety of ways. If we fail to compete effectively, our business, financial condition and results of operation will be adversely affected.

Various factors, such as local conditions, events, and natural disasters,  can adversely impact tourist site attendance. Bad or extreme weather conditions can adversely impact attendance at our tourist site, which in turn would reduce our revenues.

Lower attendance at our tourist site may be caused by various local conditions, events, weather or natural disasters.  These factors may result in a decrease in attendance at our tourist site.  Attendance at our tourist sites can be adversely affected by continuous bad or extreme weather and by forecasts of bad or mixed weather conditions.  Bad weather and forecasts of bad or mixed weather conditions can reduce the number of people who come to our tourist sites, which negatively affects our revenues.

There is a risk of accidents occurring at tourist sites, which may reduce attendance and negatively impact our revenues.

 Although we are safety conscious, there are inherent risks involved with these sites, and an accident or a serious injury at any of our sites may reduce attendance and result in decreased revenue.  In addition, accidents or injuries at tourist sites operated by our competitors may influence the general attitudes of our visitors and adversely affect attendance at our tourist site. We may also be sued for substantial damages in the event of an actual or alleged accident.

We do not carry any business interruption insurance or third-party liability insurance.

Operation of our business and facilities involves many risks, including natural disasters, labor disturbances, business interruptions, property damage, personal injury and death.  We do not carry any business interruption insurance or third-party liability insurance for our business to cover claims in respect of property or environmental damage or relating to our operations.  Therefore, we may not have insurance coverage sufficient to cover all risks associated with our business.  As a result, we may be required to pay for financial and other losses, damages and liabilities, including those caused by natural disasters and other events beyond our control, out of our own funds, which could have a material adverse effect on our business, financial condition and results of operations.

We have a relatively short operating history and are subject to the risks of a new enterprise, any one of which could limit growth, or market development.

Our short operating history makes it difficult to predict how our businesses will develop. Accordingly, we face all of the risks and uncertainties encountered by early-stage companies, such as uncertain growth in the market for our services; and competition or evolving customer preferences that could harm our sales. If we are not able to meet the challenge of building our business, our growth may be slowed, which could result in lower margins, additional operational costs and lower income.

Our inability to fund our capital expenditure requirements may adversely affect our growth and profitability.

Our continued growth is dependent upon our ability to generate more revenue from our existing business and raise capital from outside sources. In order to capture additional market share we have to raise more capital to fund our business operations, however we may be unable to obtain the necessary financing on a timely basis and on acceptable terms. Our failure to do so may adversely affect our financial position, competitive position, growth and profitability. Our ability to obtain acceptable financing at any time may depend on a number of factors, including: our financial condition and results of operations, the condition of the PRC economic conditions and the advertising and tourist industry in the PRC, and conditions in relevant financial markets in the United States, the PRC and elsewhere in the world.

China’s economic conditions could affect our business.

All of our assets are located in China and almost all of our revenue is derived from our operations in China. Accordingly, our results of operations and prospects are subject, to a significant extent, to the economic, political and legal developments in China. While China’s economy has experienced a significant growth in the past twenty years, growth has been irregular, both geographically and among various sectors of the economy. Any significant decline in the condition of the PRC economy could adversely affect our customer demand, among other things, which in turn would have a material adverse effect on our business and financial condition.

China’s Restrictions on currency exchange may limit our ability to utilize our revenues effectively and may hamper our ability to remit income to the United States to pay dividends to our shareholders.

The PRC government imposes controls on the convertibility of Renminbi into foreign currencies and, in certain cases, the remittance of currency outside of the PRC. We receive almost all of our revenues in Renminbi. Under the existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade-related transactions, can be made in foreign currencies without prior approval from the PRC State Administration of Foreign Exchange by complying with certain procedural requirements. However, approval from appropriate government authorities is required in those cases in which Renminbi is to be converted into foreign currency and remitted out of the PRC to pay capital expenses, such as the repayment of bank loans denominated in foreign currencies. The PRC government also may at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currency to satisfy our currency demands, we may not be able to pay dividends in foreign currencies to our shareholders.

Since all of our operating entities, business operations, revenues and assets are located in China, substantially all of the total assets of all of our subsidiaries are subject to Chinese government’s rules and regulations on the transferability of Renminbi to foreign currencies and remittance of Renminbi out of China.

Shareholders could experience substantial dilution.

We may issue additional shares of our capital stock to raise additional cash for working capital or to obtain services.  If we issue additional shares of our capital stock, our shareholders will experience dilution in their respective percentage ownership in the company.

We have no intention to pay any dividends in the Near Future.

We did not pay any dividends during the last two fiscal years and we do not expect to declare or pay any dividends in the foreseeable future. We intend to retain any future earnings for working capital and to finance current operations and expansion of our business.

We may be subject to "penny stock" regulations.

The Securities and Exchange Commission, or SEC, has adopted rules that regulate broker-dealer practices in connection with transactions in "penny stocks." Penny stocks generally are equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system).  Penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from those rules, to deliver a standardized risk disclosure document prepared by the SEC, which specifies information about penny stocks and the nature and significance of risks of the penny stock market. A broker-dealer must also provide the customer with bid and offer quotations for the penny stock, the compensation of the broker-dealer, and our sales person in the transaction, and monthly account statements indicating the market value of each penny stock held in the customer’s account.  In addition, the penny stock rules require that, prior to a transaction in a penny stock not otherwise exempt from those rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the trading activity in the secondary market for stock that becomes subject to those penny stock rules.  These additional sales practice and disclosure requirements could impede the sale of our securities. Whenever any of our securities become subject to the penny stock rules, holders of those securities may have difficulty in selling those securities.

ITEM 2.  MANAGEMENT’S DISCUSSION AND ANALYSIS AND PLAN OF OPERATION

CERTAIN STATEMENTS IN THIS REGISTRATION STATEMENT CONSTITUTE “FORWARD-LOOKING STATEMENTS.”  SUCH FORWARD-LOOKING STATEMENTS INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES AND OTHER FACTORS THAT MAY CAUSE OUR ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS TO BE MATERIALLY DIFFERENT FROM ANY FUTURE RESULTS, PERFORMANCE OR ACHIEVEMENTS EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS. FACTORS THAT MIGHT CAUSE SUCH A DIFFERENCE INCLUDE, AMONG OTHERS, UNCERTAINTIES RELATING TO GENERAL ECONOMIC AND BUSINESS CONDITIONS; INDUSTRY TRENDS; CHANGES IN DEMAND FOR OUR PRODUCTS AND SERVICES; UNCERTAINTIES RELATING TO CUSTOMER PLANS AND COMMITMENTS AND THE TIMING OF ORDERS RECEIVED FROM CUSTOMERS; ANNOUNCEMENTS OR CHANGES IN OUR PRICING POLICIES OR THAT OF OUR COMPETITORS; UNANTICIPATED DELAYS IN THE DEVELOPMENT, MARKET ACCEPTANCE OR INSTALLATION OF OUR PRODUCTS AND SERVICES; CHANGES IN GOVERNMENT REGULATIONS; AVAILABILITY OF MANAGEMENT AND OTHER KEY PERSONNEL; AVAILABILITY, TERMS AND DEPLOYMENT OF CAPITAL; RELATIONSHIPS WITH THIRD-PARTY EQUIPMENT SUPPLIERS; AND WORLDWIDE POLITICAL STABILITY AND ECONOMIC GROWTH. THE WORDS “BELIEVE,” “EXPECT,” “ANTICIPATE,” “INTEND” AND “PLAN” AND SIMILAR EXPRESSIONS IDENTIFY FORWARD-LOOKING STATEMENTS. READERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE THE STATEMENT WAS MADE.

Overview

We were originally incorporated in the State of Minnesota under the name NRG, Inc. On March 25, 1986, NRG, Inc. merged with Scientific Component Systems, Inc., a Minnesota corporation, with NRG, Inc. as the surviving company after the merger. On October 28, 1986, NRG, Inc. changed its name to Scientific NRG Incorporated. On December 10, 1999, Scientific NRG Incorporated merged with NewBridge Capital, Inc., a Nevada corporation incorporated on July 22, 1999, with NewBridge Capital, Inc. as the surviving company after the merger. On May 2, 2005, NewBridge Capital, Inc changed the name to SeaHAVN Corporation. On April 18, 2007, SeaHAVN changed the name to Rusoil Corporation. On November 21, 2007, Rusoil Corporation changed the name to MinaMar International, Inc. On April 1, 2008, MinaMar International, Inc. changed the name to SeaHaven Corporation. On January 15, 2009, SeaHaven Corporation changed the name to China Travel Resort Holdings, Inc. On October 1, 2009, the Company carried out a 400 for 1 reverse split of its issued and outstanding common stock.

On December 22, 2009, the Company entered a share exchange agreement ("Share Exchange Agreement”) under which the Company issued 53,790,500 shares of its common stock, par value $ 0.001, to all of the shareholders of China Resort Holdings, Ltd., (“China Resort BVI”), a limited liability company organized under the laws of British Virgin Islands (“BVI”) in exchange for all the issued and outstanding shares of China Resort BVI. Upon the completion of the share exchange, the Company became the sole shareholder of China Resort BVI and China Resort BVI became wholly owned subsidiary of the Company.

China Resort BVI was incorporated in British Virgin Islands (“BVI”) on November 21, 2007. On May 23, 2008, China Resort BVI acquired 80% of the total issued and outstanding shares of Hebei Circum-Bohai Sea Tourism  Development Co., Ltd河北环渤海旅游开发有限公司(“HCBS”), which was a limited liability company formed under the laws of the People’s Republic of China (‘PRC”). On October 16, 2012, HCBS entered into a series of contracts with Hebei Province Circum-Bohai Bay Tourism Development Share Co., Ltd. 河北省环渤海湾旅游开发股份有限公司 (“HPCB”), which was a limited liability company formed under the laws of People’s Republic of China. The series of contracts include an Exclusive Business Cooperation and Management Agreement, an Equity Pledge Agreement, an Exclusive Option Agreement and the power of attorney executed by the shareholders of HPCB. Under the Exclusive Consulting Agreement, HCBS provided consulting services to HPCB in areas of financing, management, marketing and public relations. HCBS’s compensation for the services provided under the Exclusive Business Cooperation and Management Agreement is the net income of HPCB, which also subject HCBS to the risk of assuming the loss of HPCB in the event that HPCB suffers net loss in any fiscal year. Additionally, under an Exclusive Option Agreement, the shareholders of HPCB have vested their voting rights to HCBS. In order to further reinforce HCBS’s rights, HPCB and their shareholders have granted HCBS, under the Exclusive Option Agreement, the exclusive right and option to acquire all of their equity interests in HPCB. Further, the shareholders of HPCB pledged all of their rights, titles and interests in HPCB to HCBS under the Equity Interest Pledge Agreement. The shareholders of HPCB also granted power of attorney to HCBS to exercise all the shareholder's rights and shareholder's voting rights.

In September 2007, Hebei Province Circum-Bohai Bay Tourism Development Share Co., Ltd. 河北省环渤海湾旅游开发股份有限公司 (“HPCB”) was established in Hebei Province, China with registered capital of RMB 20 million (approximately $3.025 million), HPCB is engaged in development and investment of tourism projects, auto rental and cablecar operations, etc. HPCB has the right to do Cablecar operation for 30 years till December 31, 2039.

In June 2008, HPCB invested RMB600,000 (approximately $90,747) for 60% equity interest in Luquan Double-Dragon Forest Park (“Double Dragon”), a joint venture formed in June 2008, in Luquan City, China.  Double-Dragon Forest Park is a forest park with total square meters of 528,000 located 8 kilometers from Shijiazhuang City.

In April 2010, HPCB acquired 100% equity interest of Shijiazhuang Yinfeng Mountain Tourism Development Co., Ltd. (“Yinfeng”) for RMB3 million (approximately $453,734) for developing and expanding Yinfeng Mountain scenic spots.

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In June 2010, HPCB invested RMB3 million (approximately $453,734) to establish Hebei Qizhaigou Tourism Development Co., Ltd (“Qizhaigou”) to develop and construct Qizhaigou Scenic and Ecological Park in Hebei Province.

Results of Operations

Year Ended December 31, 2012, Compared to Year Ended December 31, 2011

The following table sets forth the results of our operations for the year ended December 31, 2012 and 2011 as indicated as a percentage of net sales:

	For the Year Ended December 31, 2012			For the Year Ended December 31, 2011
	$	% of Sales		$	% of Sales
Sales	$688,219	100.0%		$763,719	100.0%
Sale of tourist booklet	74,631	11.0%		490,742	64.0%
Park admissions	127,081	18.0%		177,322	23.0%
Tour bus rental	486,507	71.0%		95,655	13.0%
Cost of sales	428,591	62.0%		471,800	62.0%
Tourist booklet	31,497	5.0%		152,481	20.0%
Direct cost of park operation	120,156	17.0%		133,809	18.0%
Tour bus rental	276,938	40.0%		185,510	24.0%
Gross margin	259,628	38.0%		291,919	38.0%
Operating expenses	500,805	73.0%		506,563	66.0%
Income (loss) from operations	(241,177)	(35	.0)%	(214,644)	(28	.0)%
Other (income) expenses, net	19,259	3.0%		(10,092)	(1	.0)%
Income tax expense (benefit)	3,111	0.5%		28,928	4.0%
Non-controlling interest	(73,304)	(11	.0)%	(77,257)	(10	.0)%
Net income (loss) attributable to the Company	$(190,243)	(28	.0)%	$(156,223)	(21	.0)%

Sales

Net sales for the year ended December 31, 2012 were $688,219, consisting of $74,631 from sale of tourist booklet, $127,081 from pass and tickets sales and $486,507 from tour bus rental operation; while net sales for the year ended December 31, 2011 were $763,719, consisting of $490,742 from sale of tourist booklet, $177,322 from pass and tickets sales and $95,655 from tour bus rental operation, an overall decrease of $75,500 or 10%. The decrease in sales was due primarily to a 85% decrease in sales of tourist booklet and a 28% decrease in sales from pass and tickets sales for the year ended December 31, 2012 compared to the same period of 2011. The decrease in sales of tourist booklet was mainly a result of the Company temporarily stop selling them since April 2012 due to upgrading the tourist booklet for adding additional scenic spots. In addition, due to severe weather in Northern China in 2012, especially several large rainstorms, which destroyed certain mountain scenic spots, and decreased tourist volume and park admission sales.

Cost of Sales

Cost of sales consists primarily of printing cost of the tourist booklet, pass and tickets, salary of scenic spots personnel, depreciation and amortization of certain equipment, and animal feeding costs, which are directly attributable to the cost of sales.

Cost of sales for the year ended December 31, 2012 was $428,591, or 62% of net sales, compared to $471,800, or 62% of net sales, for the same period of 2011, a decrease of $43,209, or 9%, mainly due to decreased overall sales.

Cost of sales for tourist booklet was $31,497, or 42% of total sales in tourist booklet for year ended December 31, 2012, compare to $152,481, or 31% of total sale of tourist booklet, for the same period of 2011, a decrease of $120,984 or 79%, was mainly due to stop selling the tourist booklet since April 2012. Cost of sales for the pass and tickets was $120,156, or 95% of total pass and tickets revenue, for the year ended December 31, 2012, compared to $133,809, or 75%, for the same period of 2011, a decrease of $13,653, or 10%, was mainly due to significant decrease of the park admission sales resulting from severe weather condition in the region, but certain fixed asset costs like scenic spots personnel and animals feeding cost remained. Cost of sales for the tour bus rental operation for the year ended December 31, 2012 was $276,938, or 57% of sales from tour bus rental, compared to $185,510 for the same period of 2011, or 194% such of sales, the increase of $91,428 or 49%, was mainly due to significant increase of the tour bus renal operation in 2012.

Gross Margin

Gross profit (loss) was $259,628 for the year ended December 31, 2012 a decrease of $32,291 from $291,919 for the same period of 2011. Blended profit margin was 38 % for the year ended December 31, 2012, with the same margin in 2011, profit margin for sale of tourist booklet was 58% in 2012 comparing with 69% in 2011; profit margin for park admissions was 5% in 2012 comparing with 25% in 2011; profit margin for tour bus rental was 43% in 2012 comparing with (94)% in 2011, the (94)% margin in 2011 for tour bus rental operation was mainly due to the first year operation of our tour bus rental business which we didn’t have too many customers while certain fixed costs remained regardless the sales.

Operating Expenses

Operating expenses consists mainly of promotion and marketing expense, employee salary, depreciation and amortization of items not directly associated with the scenic spots and other expenses.

Operating expenses were $500,805 for the year ended December 31, 2012, compared to $506,563 for the same period of 2011, a decrease of $5,758 or 1%. The decrease was mainly due to the decreased advertisement, conference, transportation, and amortization expenses.

Net Income (Loss) Attributable to the Company

The net loss attributable to the Company was $190,243 for the year ended December 31, 2012, an increase of $34,020 from $156,223 for the same period of 2011 for the reasons explained above.

Liquidity and Capital Resources

As of December 31, 2012, cash and equivalents were $6,067. Working capital at December 31, 2012 was $(676,500).

	December 31, 2012	December 31, 2011
Net cash provided by operating activities	$9,380	$11,939
Net cash used in investing activities	(546,249)	(534,444)
Net cash provided by financing activities	484,566	464,931

Net cash provided by operating activities was $9,380 for the year ended December 31, 2012, compared to net cash provided by operating activities of $11,939 for the same period of 2011. The decrease in net cash provided by operating activities for the year ended December 31, 2012 was mainly due to increased net loss in 2012 comparing with 2011, and increased accounts receivable outstanding.

Net cash used in investing activities was $546,249 for the year ended December 31, 2012 and $534,444 for the same period of 2011. The cash used in 2012 was for the purchase of fixed assets of $546,249. While in 2011, the cash used was for the purchase of fixed assets of $534,444.

Net cash provided by financing activities was $484,566 for the year ended December 31, 2012, compared to $464,931 for the same period of 2011. During the year ended December 31, 2012, the cash inflow was due to proceeds from contributed capital of $434,328 and advances from related parties of $115,763, but partially offset by the repayment of the principal of the capital lease obligations of $65,525. During the comparable period of 2011, the cash inflow was due to advance from related parties of $420,453 and proceeds of $44,477 from entry into capital lease obligations.

Related Party Transactions

Related parties with whom the Company had transactions are:

Related Parties	Relationship

Officers of the Company

Mr. Wang, Xiaopeng	Chairman, CEO and significant stockholder of the Company

Parties under common control

Hebei Province Circum-Bohai Bay Technology Group Co., Ltd. (“HPCB Group”)	An entity majority-owned and controlled by Chairman, CEO and significant stockholder of the Company

Hebei Province Xuanyuan Entertainment Co., Ltd. (“Xuanyuan Entertainment”)	An entity majority-owned and controlled by Chairman, CEO and significant stockholder of the Company

Hebei Province Xuanyuan Investment Co., Ltd. (“Xuanyuan Investment”)	An entity majority-owned and controlled by Chairman, CEO and significant stockholder of the Company

Hebei Xuanyuan Entertainment Co., Ltd. (“Xuanyuan Entertainment”)	An entity majority-owned and controlled by Chairman, CEO and significant stockholder of the Company

Hebei Tianyue Construction Decoration Co., Ltd. (“Tianyue Construction”)	An entity majority-owned and controlled by Chairman, CEO and significant stockholder of the Company

Hebei Zhenhai Tourism Investment Co., Ltd. (“Zhenhai Tourism”)	An entity majority-owned and controlled by Chairman, CEO and significant stockholder of the Company

Non-controlling interest holders

Hebei Huatian Film and Entertainment Co., Ltd. (“Huatian Entertainment”)	A 20% non-controlling interest holder of HCBS and an entity majority-owned and controlled by Chairman, CEO and significant stockholder of the Company

Xinzhuang Village	A 40% non-controlling interest holder of Luquan Double Dragon

Advances from Related Parties

From time to time, related parties and Chairman, CEO and significant stockholder of the Company advance funds to the Company for working capital purpose.

As of December 31, 2012 and 2011, the Company had advances from related parties of $1,113,137 and $989,547 in aggregate, respectively.  These advances are unsecured, non-interest bearing and due on April 17, 2014.

Obligation under capital leases

Capital lease obligations consisted of the following:

	December 31, 2012	December 31, 2011

HPCB

(i) On June 17, 2010, HPCB entered into a capital lease with a financing company for a term of two (2) years, collateralized by leased equipment, with interest at 6.68% per annum, with principal and interest due and payable in monthly installments of RMB23,697 on the 25th of each month.	$-	$11,510

Less current maturities	(-)	(11,510)

Capital lease obligation, net of current maturities	-	-

(ii) On September 22, 2011, HPCB entered into a capital lease with a financing company for a term of two (2) years, collateralized by leased equipment, with interest at 13.91% per annum, with principal and interest due and payable in monthly installments of RMB39,814 on the 25th of each month.	63,111	116,117

Less current maturities	(63,111)	(62,895)

Capital lease obligations, net of current maturities	-	53,222

Total capital lease obligations	63,111	127,627

Less current maturities	(63,111)	(74,405)

Total capital lease obligations, net of current maturities	$-	$53,222

Results of Operations

Six Months Ended June 30, 2013, Compared to Six Months Ended June 30, 2012

The following table sets forth the results of our operations for the six months ended June 30, 2013 and 2012 as indicated as a percentage of net sales:

	For the Six Months Ended June 30, 2013		For the Six Months Ended June 30, 2012
	$	% of Sales	$	% of Sales
Sales	$294,923	100.0%	$329,125	100.0%
Sale of tourist booklet	-	-%	74,602	23.0%
Park admissions	90,557	31.0%	86,637	26.0%
Tour bus rental	204,366	69.0%	167,886	51.0%
Cost of sales	182,315	62.0%	219,625	67.0%
Cost of tourist booklet	-	-%	31,485	10.0%
Direct cost of park operations	61,671	21.0%	61,886	19.0%
Tour bus rental	120,644	41.0%	126,254	38.0%
Gross margin	112,608	38.0%	109,500	33.0%
Operating expenses	178,755	61.0%	220,299	67.0%
Income (loss) from operations	(66,147)	(23.0%)	(110,799)	(34.0%)
Other income, net	157	0.1%	15,607	5.0%
Income tax expense	1,433	0.5%	630	0.2%
Non-controlling interest	(22,343)	(8.0%)	(34,662)	(11.0%)
Net income (loss) attributable to the Company	$(45,394)	(15.0%)	$(92,374)	(28.0%)

Sales

Net sales for the six months ended June 30, 2013 were $294,923, consisting of $90,557 from pass and tickets sales and $204,366 from tour bus rental operation; while net sales for the six months ended June 30, 2012 were $329,125, consisting of $74,602 from sale of tourist booklet,  $86,637 from pass and tickets sales and $167,886 from tour bus rental operation, an overall decrease of $34,202 or 10%. The decrease in sales was due primarily to a 100% decrease in sales of tourist booklet for the six months ended June 30, 2013 compared to the same period of 2012. The decrease in sales of tourist booklet was mainly a result of the Company temporarily stop selling the tourist booklet since April 2012 due to upgrading the booklets for adding additional scenic spots. Our sales for park admissions keep low for both 2013 and 2012 due to severe weather in Northern China, in 2012, there was several large rainstorms, which destroyed certain mountain scenic spots, and in 2013, increased days for haze weather and sand storm, decreased tourist volume. However, our tours bus rental operation started growing rapidly in 2013 as a result of our increased marketing efforts as well as increased rental charges for certain buses.

Cost of Sales

Cost of sales consists primarily of printing cost of the tourist booklet, pass and tickets, salary of scenic spots personnel, depreciation and amortization of certain equipment, and animal feeding costs, which are directly attributable to the cost of sales.

Cost of sales for the six months ended June 30, 2013 was $182,315, or 62% of net sales, compared to $219,625, or 67% of net sales, for the same period of 2012, a decrease of $37,310, or 17%, mainly due to decreased overall sales.

Cost of sales for tourist booklet was $0 for six months ended June 30, 2013, compare to $31,485, or 42%, for the same period of 2012. There were no sales for tourist booklet since April 2012 due to upgrading the advanced tourist booklet by adding additional scenic spot. Cost of sales for the pass and tickets was $61,671, or 68% of total pass and tickets revenue, for the six months ended June 30, 2013, compared to $61,886, or 71%, for the same period of 2012, a slight decrease of $215, or 0.3%.  Cost of sales for the tour bus rental operation for the six months ended June 30, 2013 was $120,644, or 59% of sales from tour bus operation, compared to $126,254 for the same period of 2012, or 75% of such sales, a slight decrease of $5,610, or 4.4%.

Gross Margin

Gross profit (loss) was $112,608 for the six months ended June 30, 2013, an increase of $3,108 from $109,500 for the same period of 2012. Blended profit margin was 38 % for the six months ended June 30, 2013, increased 5% compared to 33% for the same period of 2012.  Profit margin for sale of tourist booklet was 0% in the six months ended June 30, 2013 comparing with 58% in the comparable period of 2012; profit margin for park admissions was 32% in the six months ended June 30, 2013 comparing with 29% in the comparable period of 2012; profit margin for tour bus rental was 41% in the six months ended June 30, 2013 comparing with 25% in the comparable period of 2012. Our tours bus rental operation started growing rapidly in 2013 as a result of increased marketing and promotion, increased rental charges for certain buses as well as our efforts on cost control.

Operating Expenses

Operating expenses consists mainly of promotion and marketing expense, 17171717employee salary, depreciation and amortization of items not directly associated with the scenic spots and other expenses.

Operating expenses were $178,755 for the six months ended June 30, 2013, compared to $220,299 for the same period of 2012, a decrease of $41,544 or 19%. The decrease was mainly due to the decreased advertisement, conference, transportation, and amortization expense as a result of our effort on expense savings.

Net Income (Loss) Attributable to the Company

The net loss attributable to the Company was $45,394 for the six months ended June 30, 2013, a decrease of $46,980 from $92,374 for the same period of 2012 for the reasons explained above.

Liquidity and Capital Resources

As of June 30, 2013, cash and equivalents were $33,340. Working capital at December 31, 2012 was $(827,159).

	June 30, 2013	December 31, 2012
Net cash provided by operating activities	$307,073	$74,469
Net cash used in investing activities	(187,816)	(521,813)
Net cash provided by financing activities	(91,416)	408,681

Net cash provided by operating activities was $307,073 for the six months ended June 30, 2013, compared to net cash provided by operating activities of $74,469 for the same period of 2012. The increase in net cash provided by operating activities for the six months ended June 30, 2013 was mainly due to decreased net loss and timely collection on accounts receivable during the six months ended June 30, 2013 comparing with the same period of 2012.

Net cash used in investing activities was $187,816 for the six months ended, 2013 and $521,813 for the same period of 2012. The cash used in 2013 was for the purchase of fixed assets of $187,816. While in 2012, the cash used was for the purchase of fixed assets of $521,813.

Net cash used in financing activities was $91,416 for the six months ended June 30, 2013, compared to cash provided of $408,681 for the same period of 2012. During the six months ended June 30, 2013, the cash outflow was due to repayment of borrowing from related parties for $77,773 and the principal payment of obligation under capital lease of $38,650, but partially offset by the proceeds from obligation under capital lease of $25,007. During the comparable period of 2012, the cash inflow was due to capital contribution of $433,936, but partially offset by the repayment of the principal of the capital lease obligation of $38,717.

Related Party Transactions

Related parties with whom the Company had transactions are:

Related Parties	Relationship

Officers of the Company

Mr. Wang, Xiaopeng	Chairman, CEO and significant stockholder of the Company

Parties under common control

Hebei Province Circum-Bohai Bay Technology Group Co., Ltd. (“HPCB Group”)	An entity majority-owned and controlled by Chairman, CEO and significant stockholder of the Company

Hebei Province Xuanyuan Entertainment Co., Ltd. (“Xuanyuan Entertainment”)	An entity majority-owned and controlled by Chairman, CEO and significant stockholder of the Company

Hebei Province Xuanyuan Investment Co., Ltd. (“Xuanyuan Investment”)	An entity majority-owned and controlled by Chairman, CEO and significant stockholder of the Company

Hebei Xuanyuan Entertainment Co., Ltd. (“Xuanyuan Entertainment”)	An entity majority-owned and controlled by Chairman, CEO and significant stockholder of the Company

Hebei Tianyue Construction Decoration Co., Ltd. (“Tianyue Construction”)	An entity majority-owned and controlled by Chairman, CEO and significant stockholder of the Company

Hebei Zhenhai Tourism Investment Co., Ltd. (“Zhenhai Tourism”)	An entity majority-owned and controlled by Chairman, CEO and significant stockholder of the Company

Non-controlling interest holders

Hebei Huatian Film and Entertainment Co., Ltd. (“Huatian Entertainment”)	A 20% non-controlling interest holder of HCBS and an entity majority-owned and controlled by Chairman, CEO and significant stockholder of the Company

Xinzhuang Village	A 40% non-controlling interest holder of Luquan Double Dragon

Advances from Related Parties

From time to time, related parties and Chairman, CEO and significant stockholder of the Company advance funds to the Company for working capital purpose.

As of June 30, 2013 and December 31, 2012, the Company had advances from related parties of $1,058,398 and $1,113,137 in aggregate, respectively.  These advances are unsecured, non-interest bearing and due on April 17, 2014.

Obligation under capital leases

Capital lease obligations consisted of the following:

	June 30, 2013	December 31, 2012

HPCB

(i) On September 22, 2011, HPCB entered into a capital lease with a financing company for a term of two (2) years, collateralized by leased equipment, with interest at 13.91% per annum, with principal and interest due and payable in monthly installments of RMB39,814 on the 25th of each month.	$25,767	$63,111

Less current maturities	(25,767)	(63,111)

Capital lease obligation, net of current maturities	-	-

(ii) On May 21, 2013, HPCB entered into a capital lease with a financing company for a term of two (2) years, collateralized by leased property and equipment, with interest at 15.78% per annum, with principal and interest due and payable in monthly installments of RMB7,565 on the 25th of each month.	25,007	-

Less current maturities	(12,548)	(1)

Capital lease obligations, net of current maturities	12,459	-

Total capital lease obligations	50,774	63,111

Less current maturities	(38,315)	(63,111)

Total capital lease obligations, net of current maturities	$12,459	$-

Off-Balance Sheet Arrangements

We have not entered into any other financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

Critical Accounting Policies and Estimates

Our management's discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements, which were prepared in accordance with US GAAP. While our significant accounting policies are more fully described in Note 2 to our consolidated financial statements, we believe the following accounting policies are the most critical to aid you in fully understanding and evaluating this management discussion and analysis.

Basis of Presentations

Our financial statements are prepared in accordance with U.S. GAAP and the requirements of Regulation S-X promulgated by the Securities and Exchange Commission (“SEC”).

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

The Company’s significant estimates and assumptions include the fair value of financial instruments; allowance for doubtful accounts; the carrying value, recoverability and impairment of long-lived assets, including the values assigned to and the estimated useful lives of property, plant and equipment, and land use rights; interest rates; revenue and government grant realized or realizable and earned; business exercise tax rate, income tax rate, income tax provision, deferred tax assets and the valuation allowance on deferred tax assets; reporting currency of the Company, functional currency of foreign subsidiaries and variable interest entity and foreign currency exchange rate; and the assumption that the Company will continue as a going concern.  Those significant accounting estimates or assumptions bear the risk of change due to the fact that there are uncertainties attached to those estimates or assumptions, and certain estimates or assumptions are difficult to measure or value.

Management bases its estimates on historical experience and on various assumptions that are believed to be reasonable in relation to the financial statements taken as a whole under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources.

Management regularly evaluates the key factors and assumptions used to develop the estimates utilizing currently available information, changes in facts and circumstances, historical experience and reasonable assumptions. After such evaluations, if deemed appropriate, those estimates are adjusted accordingly. Actual results could differ from those estimates.

Accounts Receivable

Accounts receivable are recorded at the invoiced amount, net of an allowance for doubtful accounts.  The Company follows paragraph 310-10-50-9 of the FASB Accounting Standards Codification to estimate the allowance for doubtful accounts.  The Company performs on-going credit evaluations of its customers and adjusts credit limits based upon payment history and the customer’s current credit worthiness, as determined by the review of their current credit information; and determines the allowance for doubtful accounts based on historical write-off experience, customer specific facts and economic conditions.

Pursuant to paragraph 310-10-50-2 of the FASB Accounting Standards Codification account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.  The Company has adopted paragraph 310-10-50-6 of the FASB Accounting Standards Codification and determine when receivables are past due or delinquent based on how recently payments have been received.

Outstanding account balances are reviewed individually for collectability.  The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in the Company’s existing accounts receivable. Bad debt expense is included in general and administrative expenses, if any.

The Company does not have any off-balance-sheet credit exposure to its customers.

Revenue Recognition

The Company follows paragraph 605-10-S99-1 of the FASB Accounting Standards Codification for revenue recognition.  The Company recognizes revenue when it is realized or realizable and earned.  The Company considers revenue realized or realizable and earned when all of the following criteria are met: (i) persuasive evidence of an arrangement exists, (ii) the product has been shipped or the services have been rendered to the customer, (iii) the sales price is fixed or determinable, and (iv) collectability is reasonably assured.  In addition to the aforementioned general policy, the following are the specific revenue recognition policies for each major category of revenue:

(i)

Sale of tourist booklets: The Company sells tourist booklets to institutions and individuals. All booklet sales are final with no returns, exchanges, discounts or allowances. Net sales of tourist booklets represent the invoiced value of the tourist tickets, net of business exercise tax (“Exercise Tax”) of 3%.

(ii)

Sale of tour bus rental services: The Company owns certain tour buses and rent them to institutional and individual customers and earns rental revenues. Tour bus rental revenues represent the invoiced value of the tour bus rental, net of business exercise tax (“Exercise Tax”) of 5%.

(iii)

Park admissions: The Company earns revenue from access and usage fees to its various parks and attractions. Revenue from the sale of single entry is deferred and recognized when used. Revenue from the sale of multiple-access is deferred and recognized over the period of access. Revenue from the sale of season pass is deferred and recognized ratably over the period of the season. Net sales of park admissions represent the invoiced value of the park admission tickets, net of business exercise tax (“Exercise Tax”) of 5%.

Foreign Currency Translation and Comprehensive Income (Loss)

The Company follows Section 830-10-45 of the FASB Accounting Standards Codification (“Section 830-10-45”) for foreign currency translation to translate the financial statements of the foreign subsidiary from the functional currency, generally the local currency, into U.S. Dollars.  Section 830-10-45 sets out the guidance relating to how a reporting entity determines the functional currency of a foreign entity (including of a foreign entity in a highly inflationary economy), re-measures the books of record (if necessary), and characterizes transaction gains and losses. Pursuant to Section 830-10-45, the assets, liabilities, and operations of a foreign entity shall be measured using the functional currency of that entity. An entity’s functional currency is the currency of the primary economic environment in which the entity operates; normally, that is the currency of the environment, or local currency, in which an entity primarily generates and expends cash.

The functional currency of each foreign subsidiary is determined based on management’s judgment and involves consideration of all relevant economic facts and circumstances affecting the subsidiary. Generally, the currency in which the subsidiary transacts a majority of its transactions, including billings, financing, payroll and other expenditures, would be considered the functional currency, but any dependency upon the parent and the nature of the subsidiary’s operations must also be considered.  If a subsidiary’s functional currency is deemed to be the local currency, then any gain or loss associated with the translation of that subsidiary’s financial statements is included in accumulated other comprehensive income. However, if the functional currency is deemed to be the U.S. Dollar, then any gain or loss associated with the re-measurement of these financial statements from the local currency to the functional currency would be included in the consolidated statements of income and comprehensive income (loss). If the Company disposes of foreign subsidiaries, then any cumulative translation gains or losses would be recorded into the consolidated statements of income and comprehensive income (loss).  If the Company determines that there has been a change in the functional currency of a subsidiary to the U.S. Dollar, any translation gains or losses arising after the date of change would be included within the statement of income and comprehensive income (loss).

Based on an assessment of the factors discussed above, the management of the Company determined the relevant subsidiary’s local currency to be the functional currency for its foreign subsidiary.

The financial records of the Company are maintained in their local currency, the Renminbi (“RMB”), which is the functional currency.  Assets and liabilities are translated from the local currency into the reporting currency, U.S. dollars, at the exchange rate prevailing at the balance sheet date.  Revenues and expenses are translated at weighted average exchange rates for the period to approximate translation at the exchange rates prevailing at the dates those elements are recognized in the financial statements.  Foreign currency translation gain (loss) resulting from the process of translating the local currency financial statements into U.S. dollars are included in determining accumulated other comprehensive income in the statement of stockholders’ equity.

RMB is not a fully convertible currency.  All foreign exchange transactions involving RMB must take place either through the People’s Bank of China (the “PBOC”) or other institutions authorized to buy and sell foreign exchange.  The exchange rate adopted for the foreign exchange transactions are the rates of exchange quoted by the PBOC.  Commencing July 21, 2005, China adopted a managed floating exchange rate regime based on market demand and supply with reference to a basket of currencies.  The exchange rate of the US dollar against the RMB was adjusted from approximately RMB 8.28 per U.S. dollar to approximately RMB 8.11 per U.S. dollar on July 21, 2005.  Since then, the PBOC administers and regulates the exchange rate of the U.S. dollar against the RMB taking into account demand and supply of RMB, as well as domestic and foreign economic and financial conditions.

The Company has applied section 220-10-45 of the FASB Accounting Standards Codification (“Section 220-10-45”) to present comprehensive income (loss).  Section 220-10-45 establishes rules for the reporting of comprehensive income (loss) and its components.  Comprehensive income (loss), for the Company, consists of net income and foreign currency translation adjustments and is presented in the Company’s consolidated statements of income and comprehensive income (loss) and stockholders’ equity.

Recently Issued Accounting Pronouncements

In January 2013, the FASB issued ASU No. 2013-01, "Balance Sheet (Topic 210): Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities". This ASU clarifies that the scope of ASU No. 2011-11, "Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities." applies only to derivatives, repurchase agreements and reverse purchase agreements, and securities borrowing and securities lending transactions that are either offset in accordance with specific criteria contained in FASB Accounting Standards Codification or subject to a master netting arrangement or similar agreement. The amendments in this ASU are effective for fiscal years, and interim periods within those years, beginning on or after January 1, 2013.

In February 2013, the FASB issued ASU No. 2013-02, "Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income." The ASU adds new disclosure requirements for items reclassified out of accumulated other comprehensive income by component and their corresponding effect on net income. The ASU is effective for public entities for fiscal years beginning after December 15, 2013.

In February 2013, the Financial Accounting Standards Board, or FASB, issued ASU No. 2013-04, "Liabilities (Topic 405): Obligations Resulting from Joint and Several Liability Arrangements for which the Total Amount of the Obligation Is Fixed at the Reporting Date."  This ASU addresses the recognition, measurement, and disclosure of certain obligations resulting from joint and several arrangements including debt arrangements, other contractual obligations, and settled litigation and judicial rulings. The ASU is effective for public entities for fiscal years, and interim periods within those years, beginning after December 15, 2013.

In March 2013, the FASB issued ASU No. 2013-05, "Foreign Currency Matters (Topic 830): Parent's Accounting for the Cumulative Translation Adjustment upon Derecognition of Certain Subsidiaries or Groups of Assets within a Foreign Entity or of an Investment in a Foreign Entity." This ASU addresses the accounting for the cumulative translation adjustment when a parent either sells a part or all of its investment in a foreign entity or no longer holds a controlling financial interest in a subsidiary or group of assets that is a nonprofit activity or a business within a foreign entity. The guidance outlines the events when cumulative translation adjustments should be released into net income and is intended by FASB to eliminate some disparity in current accounting practice. This ASU is effective prospectively for fiscal years, and interim periods within those years, beginning after December 15, 2013.

In March 2013, the FASB issued ASU 2013-07, “Presentation of Financial Statements (Topic 205): Liquidation Basis of Accounting.” The amendments require an entity to prepare its financial statements using the liquidation basis of accounting when liquidation is imminent. Liquidation is imminent when the likelihood is remote that the entity will return from liquidation and either (a) a plan for liquidation is approved by the person or persons with the authority to make such a plan effective and the likelihood is remote that the execution of the plan will be blocked by other parties or (b) a plan for liquidation is being imposed by other forces (for example, involuntary bankruptcy). If a plan for liquidation was specified in the entity’s governing documents from the entity’s inception (for example, limited-life entities), the entity should apply the liquidation basis of accounting only if the approved plan for liquidation differs from the plan for liquidation that was specified at the entity’s inception. The amendments require financial statements prepared using the liquidation basis of accounting to present relevant information about an entity’s expected resources in liquidation by measuring and presenting assets at the amount of the expected cash proceeds from liquidation. The entity should include in its presentation of assets any items it had not previously recognized under U.S. GAAP but that it expects to either sell in liquidation or use in settling liabilities (for example, trademarks). The amendments are effective for entities that determine liquidation is imminent during annual reporting periods beginning after December 15, 2013, and interim reporting periods therein. Entities should apply the requirements prospectively from the day that liquidation becomes imminent. Early adoption is permitted.

Management does not believe that any other recently issued, but not yet effective accounting pronouncements, if adopted, would have a material effect on the accompanying financial statements.

ITEM 3.  PROPERTIES

We own the following properties:

(1)

226.05 square meters of office space located at Area 1, Donghai Plaza, No.228 Jianshe North Street, Qiaodong District, Shijiazhuang, Hebei Province, China. The term of the title is 70 years.

(2)

700 square meters of space for the cable car station at Cangyan Mountain Park, Jingqing County, Shijiazhuang, Hebei Province, China. The term of the title is 30 years.

(3)

1,540 square meters of space for Shijiazhuang Yinfeng Mountain Park at Jingqing County, Shijiazhuang, Hebei Province, China. The term of the title is 42 years.

(4)

3,500 square meters of space to Luquan Double-Dragon Forest Park at Luquan City, Shijiazhuang, Hebei Province, China. The term of the title is 30 years.

We lease the following properties:

(1)

2,045.65 square meters of office space located at No.7 Fangda Science Park, No. 266, Tianshan Street, New and High Tech Zone, Shijiazhuang, China. The term of the lease is 10 years and the rent is all the expenses associated with this space throughout the lease term, including all taxes and fees and all renovation and maintenance costs. We leased this space from our president and director Mr. Xiaopeng Wang.

(2)

9,333,380 square meters of space for Qizhaigou Scenic and Ecological Park located at Garden Village, Ceyu Township, Jingqing County, Shijiazhuang, Hebei Province, China. The term of the lease is 50 years and the total rent for the whole lease term is RMB 2,000,000 Yuan.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information regarding the beneficial ownership of our Common Stock by each of our named Executive Officers and Board of Directors, and each shareholder who is known by us to own beneficially five percent (5%) or more of the outstanding stock of Common Stock as of July 31, 2013.

Name and Address of Beneficial Owners (a)	Amount and Nature of Beneficial Ownership	Percent of Class (b)
Directors and Officers
Xiaopeng Wang President, Chief Executive Officer, Director Room 207, Zhenhai Plaza, Building 10, No.319 Xiangjiang Road High and New Tech Zone Shijiazhuang, Hebei Province, China Postal Code: 050000	18,599,617	32.8%
Yung Kong Chin Vice President, Director Room 207, Zhenhai Plaza, Building 10, No.319 Xiangjiang Road High and New Tech Zone Shijiazhuang, Hebei Province, China Postal Code: 050000	11,792,628	20.8%
Fengxiang Zhu Chief Financial Officer, Director Room 207, Zhenhai Plaza, Building 10, No.319 Xiangjiang Road High and New Tech Zone Shijiazhuang, Hebei Province, China Postal Code: 050000	149,357	0.3%
Directors and Officers as group	30,541,062	53.9%
5% or more Shareholders
Xiaopeng Wang President, Chief Executive Officer Director Room 207, Zhenhai Plaza, Building 10, No.319 Xiangjiang Road High and New Tech Zone Shijiazhuang, Hebei Province, China Postal Code: 050000	18,599,617	32.8%
Yung Kong Chin Vice President, Director Room 207, Zhenhai Plaza, Building 10, No.319 Xiangjiang Road High and New Tech Zone Shijiazhuang, Hebei Province, China Postal Code: 050000	11,792,628	20.8%
5% or more Shareholders as a Group	30,392,245	53.6%

(a)

Pursuant to Rule 13d-3 under the Exchange Act, a person has beneficial ownership of any securities as to which such person, directly or indirectly, through any contract, arrangement, undertaking, relationship or otherwise has or shares voting power and/or investment power or as to which such person has the right to acquire such voting and/or investment power within 60 days.

(b)

Unless otherwise stated, each beneficial owner has sole power to vote and dispose of the shares. Based on 56,667,254 shares of Common Stock issued and outstanding post-series transactions.

ITEM 5.  DIRECTORS AND EXECUTIVE OFFICERS.

DIRECTORS AND EXECUTIVE OFFICERS

The names, ages, positions and dates appointed of our current directors and executive officers are set forth in the table below:

Name	Age	Position	Date of Appointment

Xiaopeng Wang	50	President, Director, Chief Executive Officer	December 22, 2009

Yung Kong Chin	60	Vice President, Director	December 22, 2009

Fengxiang Zhu	64	Chief Financial Officer and Director	December 22, 2009

Xiaopeng Wang, our president, CEO, and director, age 50. He was the Administrative Office Director of Hebei Hanshou University from 1983 to 1989. He was the general manager of Hebei Youth Enterprise Co, Ltd. from 1989 to 1997. He has been the president of Heibei Huan Bo Hai Economic Technology Group Co., Ltd. since 1997, the president of Hebei Xuanyuan Cultural Development Co., Ltd. since 2008 and the president of Hebei Zhenhai Travel Investment Group since 2009.

Chin Yung Kong, our vice president and director, age 60. He is a Malaysian citizen and currently resides in Dalian, China.  Mr. Chin is the Managing Director of QMIS Capital Finance.  Since 2002 Mr. Chin has devoting most of his time advising Chinese clients on financial restructuring, pre-audit evaluation before going public, pre-IPO investment strategies, and on the process of going public in the United States.  From 1995 to 2002, Mr. Chin was financial controller for the Kwok Group Company in China.  Prior to 1995 Mr. Chin was a practicing auditor and Certified Public Accountant (CPA) with Foo Kon & Tan in Singapore.  Mr. Chin graduated from University of Hull in the United Kingdom with a Masters degree in Finance.

Fengxiang Zhu, our CFO and Director, age 64. He worked in Shijiazhuang Steel Plant from 1969 to 1996. He served as manager of Jinshan Hotel  from 1996 to 2003. He was the manager of Shijiazhuang Siwei Printing Factory from 2003 to 2004. He was the officer of Heibei Huan Bo Hai Economic Technology Group Co., Ltd. since 2005.

None of our executive officers and board directors has been involved in any of the following proceeding during the past ten (10) years:

1.

any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

2.

 Any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

3.

being subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or

4.

Being found by a court of competent jurisdiction (in a civil action), the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

ITEM 6.  EXECUTIVE COMPENSATION

Executive Compensation

Summary Compensation Table.

The following table sets forth certain information concerning the annual and long-term compensation of our Chief Executive Officer and our other executive officers during the last two fiscal years.

Current Officers Name & Principal Position	Year	Salary ($)		Bonus ($)	Stock and Option Awards (S)	All Other Compensation ($)	Total (S)
Xiaopeng Wang	2012		$7,240	-	-	-	7,240
President, Director, Chief Executive Officer	2011		$7,240	-	-	-	7,240
Chin Yung Kong	2012		$-	-	-	-	-
Vice President, Director	2011		$-	-	-	-	-
Fengxiang Zhu	2012		$4,760	-	-	-	4,760
Chief Financial Officer and Director	2011		$4,760	-	-	-	4,760

Employment Agreements:

We do not have employment agreements with our executive officers.

Outstanding Equity Awards at December 31, 2012

None.

Compensation of the Board of Directors

None.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE RELATED PARTY TRANSACTIONS

Our Board of Directors (excluding any interested director) is charged with reviewing and approving all related-person transactions.  Considering related-person transactions, our Board of Directors takes into account all relevant available facts and circumstances.

We consider the share exchange transaction we carried out with the shareholders of China Resort BVI on December 22, 2009 as related transactions as our officers Xiaopeng Wang, Chin Yung Kong and Fengxiang Zhu were at the same time the shareholders of China Resort BVI.

We leased from our president and director Mr. Xiaopeng Wang 2,045.65 square meters of office space located at No.7 Fangda Science Park, No. 266, Tianshan Street, New and High Tech Zone, Shijiazhuang, China. The term of the lease is 10 years and the rent is all the expenses associated with this space throughout the lease term, including all taxes and fees and all renovation and maintenance costs.

ITEM 8.  LEGAL PROCEEDINGS.

None

ITEM 9.  MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT’S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS DIVIDENDS

We have not paid any dividends on our common stock and do not anticipate paying cash dividends in the foreseeable future. We intend to retain any earnings to finance the growth of our business. We cannot assure you that we will ever pay cash dividends. Whether we pay cash dividends in the future will be at the discretion of our Board of Directors and will depend upon our financial condition, results of operations, capital requirements and any other factors that the Board of Directors decides are relevant. See Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Our common stock is currently traded on the OTC Pink Marketplace (the “Pink Sheets”) under the symbol CTVZ.  The following table represents the high and low bid information for our common stock for each quarterly period within the two most recent fiscal years and the subsequent interim period, as regularly quoted on the Pink Sheets. Such over-the-counter market quotations reflect inter-dealer prices, without retail mark-up, mark-down or commissions, and may not necessarily represent actual transactions.

According to the records of our transfer agent, as of July 31, 2013, there were approximately 2,314 shareholders of record of our common stock.

	Bid Prices
	High	Low
2012
Q1	$1.05	$1.05
Q2	$1.05	$0.16
Q3	$0.34	$0.34
Q4	$0.34	$0.03
2011
Q1	$0.03	$0.02
Q2	$0.65	$0.03
Q3	$1.50	$0.27
Q4	$1.10	$0.49

ITEM 10.  RECENT SALES OF UNREGISTERED SECURITIES.

On July 5, 2011, we issued 1,619,063 shares of common stock to Belmont Partners LLC. We relied on the exemption from registration provided by Section 4(2) of the Securities Act of1933 to issue these shares.

On May 06, 2011, we issued 1,079,444 shares as dividend to our stockholders.

On December 22, 2009, the Company entered a share exchange agreement ("Share Exchange Agreement”) under which the Company issued 53,790,500 shares of its common stock, par value $ 0.001, to all of the shareholders of China Resort Holdings, Ltd., (“China Resort BVI”), a limited liability company organized under the laws of British Virgin Islands (“BVI”) in exchange for all of the issued and outstanding shares of China Resort BVI. We relied on the exemption provided by Regulation S to issue the shares.

ITEM 11.  DESCRIPTION OF REGISTRANT’S SECURITIES TO BE REGISTERED AUTHORIZED CAPITAL STOCK

Our authorized stock consists 975,000,000 shares of common stock, par value $0.001 and 25,000,000 shares of preferred stock, par value $0.001. As of July 31, 2013, we have 56,667,254 shares of common stock issued and outstanding and 2,000,000 shares of preferred stock issued and outstanding.

Preferred Stock

Our certificate of incorporation authorizes 25,000,000 shares of preferred stock with designations, rights and preferences determined from time to time by our board of directors. Accordingly, our board of directors is empowered, without stockholder approval, to issue up to 25,000,000 shares of preferred stock with voting, liquidation, conversion, or other rights that could adversely affect the rights of the holders of the common stock.  Among other rights, our board of directors may determine, without further vote or action by our stockholders:

the number of shares and the designation of the series;

whether to pay dividends on the series and, if so, the dividend rate, whether dividends will be cumulative and, if so, from which date or dates, and the relative rights of priority of payment of dividends on shares of the series;

whether the series will have voting rights in addition to the voting rights provided by law and, if so, the terms of the voting rights;

whether the series will be convertible into or exchangeable for shares of any other class or series of stock and, if so, the terms and conditions of conversion or exchange;

whether or not the shares of the series will be redeemable and, if so, the dates, terms and conditions of redemption and whether there will be a sinking fund for the redemption of that series and, if so, the terms and amount of the sinking fund; and

the rights of the shares of the series in the event of our voluntary or involuntary liquidation, dissolution or winding up and the relative rights or priority, if any, of payment of shares of the series.

Preferred stock could be used to dilute a potential hostile acquirer. Accordingly, any future issuance of preferred stock or any rights to purchase preferred shares may have the effect of making it more difficult for a third party to acquire control of us. This may delay, defer or prevent a change of control in our Company or an unsolicited acquisition proposal. The issuance of preferred stock also could decrease the amount of earnings attributable to, and assets available for distribution to, the holders of our common stock and could adversely affect the rights and powers, including voting rights, of the holders of our common stock.

Common Stock

Our certificate of incorporation authorizes 975,000,000 shares of common stock, par value $ 0.001.

The holders of our common stock:

have equal ratable rights to dividends from funds legally available for payment of dividends when, as and if declared by the board of directors;

are entitled to share ratably in all of the assets available for distribution to holders of common stock upon liquidation, dissolution or winding up of our affairs;

do not have preemptive, subscription or conversion rights, or redemption or access to any sinking fund; and

are entitled to one non-cumulative vote per share on all matters submitted to stockholders for a vote at any meeting of stockholders

Non-cumulative Voting

Holders of shares of our common stock do not have cumulative voting rights, which means that the holders of more than 50% of the outstanding shares, voting for the election of directors, can elect all of the directors to be elected, if they so choose and, in that event, the holders of the remaining shares will not be able to elect any of our directors.

Cash Dividends

As of the date of this registration statement, we have not declared or paid any cash dividends to our stockholders. The declaration of any future cash dividend will be at the discretion of our Board of Directors and will depend upon our earnings, if any, our capital requirements and financial position, our general economic conditions and other pertinent conditions. It is our present intention not to pay any cash dividends in the foreseeable future, but rather to reinvest earnings in our business operations.

Anti-Takeover Provisions

Provisions of Nevada law, our articles of incorporation, or our bylaws could have the effect of delaying or preventing a third party from acquiring us, even if the acquisition would benefit our stockholders. We may become subject to Nevada's Control Share Acquisition Act (Nevada Revised Statutes 78.378 -78.3793), which prohibits an acquirer, under certain circumstances, from voting shares of a corporation's stock after crossing specific threshold ownership percentages, unless the acquirer obtains the approval of the issuing corporation's stockholders. The first such threshold is the acquisition of at least one-fifth but less than one-third of the outstanding voting power. China Travel Resort Holdings Inc may become subject to Nevada's Control Share Acquisition Act if it has 200 or more stockholders of record, at least 100 of whom are residents of the State of Nevada and does business in the State of Nevada directly or through an affiliated corporation. Currently, we do not conduct business in the State of Nevada, and we do not conduct business in the State of Nevada directly or through an affiliated corporation.

We are also subject to Nevada’s Combination with Interested Stockholders Statute (Nevada Revised Statutes 78.411 -78.444) prohibiting certain “combinations” (generally defined to include certain mergers, disposition of assets transactions, and share issuance or transfer transactions) between a resident domestic corporation (which  is limited to a domestic corporation that has 200 or more stockholders of record, as defined by Nevada Revised Statutes 78.427) and an “interested stockholder” (generally defined to be the beneficial owner of 10% or more of the voting power of the outstanding shares of the corporation), except those combinations which are approved by the board of directors before the interested stockholder first obtained a 10% interest in the corporation’s stock. There are additional exceptions to the prohibition, which apply to combinations if they occur more than three years after the interested stockholder’s date of acquiring shares. The Combination Provisions apply unless the corporation elects against their application in its original articles of incorporation or an amendment thereto or timely elected against their application in its bylaws no later than October 31, 1991. Our Articles of Incorporation and Bylaws do not currently contain a provision rendering the Combination Provisions inapplicable. Therefore, we may be subject to the Combination Provisions if we are a resident domestic corporation that has 200 or more stockholders of record. Currently we have more than 200 stockholders of record and therefore we are subject to the Combination Provisions.

ITEM 12.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Our directors and officers are indemnified as provided by the Nevada Statutes and our Bylaws. We have agreed to indemnify each of our directors and certain officers against certain liabilities, including liabilities under the Securities Act of 1933. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers and controlling persons pursuant to the provisions described above, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than our payment of expenses incurred or paid by our director, officer or controlling person in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

We have been advised that in the opinion of the Securities and Exchange Commission indemnification for liabilities arising under the Securities Act is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities is asserted by one of our directors, officers, or controlling persons in connection with the securities being registered, we will, unless in the opinion of our legal counsel the matter has been settled by controlling precedent, submit the question of whether such indemnification is against public policy to a court of appropriate jurisdiction. We will then be governed by the court’s decision.

ITEM 13.  FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

See “Item 15. Financial Statements and Exhibits” of this Registration Statement on Form 10.

ITEM 14.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 15.  FINANCIAL STATEMENTS AND EXHIBITS

1.

Financial Statements

Exhibit 99.1

Consolidated financial statements of China Resort Holdings, Ltd. as of and for year ended December 31, 2012 and 2011.

Exhibit 99.2

Consolidated financial statements of China Resort Holdings, Ltd. as of and for interim period ended June 30, 2013 and 2012 (Unaudited).

Exhibit 99.3

Pro Forma Combined Financial Statements (Unaudited)

(b) Exhibits

Exhibit No.	Description
Ex 3.1	Articles of Incorporation and Amendments
Ex 3.2	Bylaws
Ex 10.1	Share Exchange Agreement
Ex 10.2	Exclusive Business Cooperation and Management Agreement
Ex 10.3	Equity Pledge Agreement
Ex 10.4	Exclusive Option Agreement
Ex 10.5	Power of Attorney
Ex 21.1	List of Subsidiaries
Ex 23.1	Consent of Li and Company, PC
Ex 99.1	Consolidated financial statements of China Resort Holdings, Ltd. as of and for the year ended December 31, 2012 and 2011.
Ex 99.2	Consolidated financial statements of China Resort Holdings, Ltd. as of and for interim period ended June 30, 2013 and 2012 (Unaudited).
Ex 99.3	Pro Forma Combined Financial Statements (Unaudited).

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement on Form 10 to be signed on its behalf by the undersigned, thereunto duly authorized.

China Travel Resort Holdings, Inc.

By:

/s/ Xiaopeng Wang

__________________________________

Xiaopeng Wang

Chairman, President, CEO and Director

Dated: August 7, 2013